

October 22, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (518) 447-8663

Peter J. McNierney
President and Chief Executive Officer
First Albany Companies Inc.
677 Broadway
Albany, New York 12207-2990

> **Re:** **First Albany Companies Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2007**
> **File Nos. 000-14140**

Dear Mr. McNierney:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your discussion of the applicability of Note A to Schedule 14A in your response to our comment issued July 12, 2007. Please note that Note A is applicable to matters *involving* other matters for which information is called for by items of Schedule 14A, rather than being limited to particular transactions for which Schedule 14A requires disclosure. Here, we continue to believe that the Charter Amendment involves the completed sale of assets to DEPFA BANK plc, a matter to which Item 14 of Schedule 14A applies and for which your security holders will not have a separate opportunity to vote. We note, for example, that your Form 8-K filed on July 31, 2007, states "[i]n connection with the Charter Amendment requirement of the Asset Purchase Agreement, the Company will prepare a proxy statement for the Company's shareholders to be filed with the SEC." Accordingly, you should revise your proxy statement to contain the information called for by Item 14 of Schedule 14A with respect to the asset sale.

Peter J. McNierney
First Albany Companies Inc.
October 22, 2007
Page 2

        In revising your document, please note the limitations imposed by Note D to
        Schedule 14A with respect to incorporation by reference.

        You may contact Terence O'Brien, Accounting Branch Chief, at (202) 551-3355
if you have questions regarding comments on the financial statements and related
matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202)
551-3760 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Christopher P. Peterson (*via facsimile* 212/259-6333)
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, New York 10019-6092